Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SC Media & Commerce Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Liberty Global, Inc. of our report dated February 15, 2008, with respect to the consolidated balance sheets of SC Media & Commerce Inc. (formerly Jupiter TV Co., Ltd.) and subsidiaries as of June 30, 2007 and December 31, 2006, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the six-month period ended June 30, 2007 and each of the years in the two-year period ended December 31, 2006, which report appears in the December 31, 2007 annual report on Form 10-K of Liberty Global, Inc.

/s/ KPMG AZSA & Co.

Tokyo, Japan

August 4, 2008